ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

February 17, 2021	Chelsea M. Childs T +1 415 315 6374 chelsea.childs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Multi-Asset Trend Fund (the “Fund”), File Nos. 811-22378 and 333-164298

Dear Ms. Dubey:

This letter is being filed to respond to the comments received from you on January 14, 2021, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 82 to its registration statement. PEA No. 82 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on December 11, 2020 to register Class I and Class N shares of the Fund, a new series of the Trust. The Trust expects to file a PEA pursuant to Rule 485(b) under the Securities Act (the “485(b) Filing”) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement. Capitalized terms used and not defined herein have the meanings given to them in PEA No. 82. In connection with the 485(b) Filing, the Trust hereby states the following:

1.

The Trust acknowledges that in connection with the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.

The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the Commission or another regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.

The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the Commission or any person.

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A summary of the Staff’s comments, and the Trust’s responses thereto, are set forth below.

Prospectus

Fees and Expenses of the Fund

1.	Comment: Please consider removing the line items for sales charges imposed on reinvested dividends, exchange fees and account fees as these are not typically included in the Shareholder Fees table.

Response: The Fund respectfully submits that keeping these line items in the 485(b) Filing will help to maintain consistency of disclosure with that of the other series of the Trust, some of which offer share classes that assess some of the referenced charges or fees. The Trust will consider the presentation of these items as part of the annual update of the registration statements for all series of the Trust.

2.	Comment: Please disclose an estimate of the cost of swaps as a percentage of net assets in footnote 1 to the Annual Fund Operating Expenses table.

Response: The Fund intends to make the requested change in the 485(b) Filing.

3.

Comment: Please confirm that the date to be inserted in the brackets in footnote 4 to the Annual Fund Operating Expenses table will be at least one year from the effective date of the registration statement.

Response: The Fund confirms the date will be at least one year from the effective date of the registration statement.

4.	Comment: The Staff requests that footnote 4 to the Annual Fund Operating Expenses table be revised to consolidate the last sentence into the second-to-last sentence.

Response: The Fund intends to make the requested change in the 485(b) Filing.

5.

Comment: With respect to footnote 4, the Staff notes that since the recoupment period extends for longer than three years from the date of the waiver, please either (i) revise the language “three fiscal years after the fiscal year” to limit recoupment to three years from the time of waiver or reimbursement, (ii) record the Fund’s obligation to repay the Adviser for waived fees as a liability in the Fund’s financial statements, or (iii) confirm that the Fund conducted an analysis under Statement of Financial Accounting Standards No. 5 (“FAS 5”) and concluded that recoupment is not probable and that the Fund has provided such FAS 5 to the Fund’s auditor.

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Response: The Fund believes its current disclosure and accounting practices are appropriate and generally consistent with approaches taken by others in the industry. The Fund respectfully submits that an approach of recouping amounts waived or reimbursed by the date of the three-year anniversary of a fee waived or an expense reimbursed on a particular day is neither practicable nor consistent with our understanding of the practice of a significant number of other fund families in the industry. In addition, the Fund has not begun investment operations and may not raise significant assets for some time or ever. Accordingly, the Fund does not believe that there is a need at this time to record an obligation to repay the Adviser for waived fees or conduct a FAS 5 analysis.

Principal Investment Strategies

6.

Comment: The Staff notes it appears that the Fund will invest significantly in derivatives, loans, collateralized debt obligations (“CDOs”), including collateralized loan obligations (“CLOs”), and below-investment grade mortgage-backed securities (“MBS”) and asset-backed securities (“ABS”), and be levered. Please explain how the Fund determined that its strategy is appropriate for an open-end structure. Please include market data on these investment types and information about the relevant factors referenced in the Release adopting Rule 22e-4.

Response: The Adviser will assess and manage the liquidity risk of the Fund in accordance with Rule 22e-4 under the 1940 Act, and the Fund’s Liquidity Risk Management Program (the “Program”). In applying the Program, the Adviser, as the Program administrator, will consider a number of factors, including whether the Fund’s principal investment strategies are appropriate for an open-end fund. The Adviser believes that the Fund’s principal investment strategies are appropriate for an open-end fund and, in making that assessment, considered a number of factors, including, among others, the Adviser’s extensive experience trading the security types at issue, the number of market makers for the sectors of the markets in which the Fund expects to invest, the Adviser’s expectation to manage a portfolio of investments invested across various market sectors, the security selection available within each given sector, the liquidity conditions in various market sectors, and certain other features of the Fund, including the highly liquid investment minimum and other liquidity risk management measures the Fund expects to implement as part of its Program. The Adviser also assessed the ability to liquidate a portfolio substantially similar to the Fund’s expected portfolio under stressed conditions as part of its risk assessment performed for other DoubleLine funds and the results of those tests also informed the Adviser’s view that the Fund’s principal investment strategies are appropriate for an open-end fund.

The Adviser expects to assess the liquidity of the Fund’s holdings and classify them in accordance with the requirements of Rule 22e-4. In doing so, the Adviser will consider those factors it believes are relevant to assessing the liquidity of each investment, such as position

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size, bid-ask spread, issuer, industry, settlement period, security type, tranche type, and credit rating or quality.

The Fund has not begun investment operations at this point in time and so does not have any specific holdings for which it could provide market data. In addition, the Trust respectfully submits that it has previously provided the Staff with general market data on at least three recent occasions within the context of disclosure reviews, including in connection with the initial registration of DoubleLine Colony Enhanced Real Estate and Income Fund in September of 2018, which holds a portfolio of fixed income investments substantially similar to that expected to be held by the Fund. The Fund respectfully refers the Staff to that market data previously provided.

7.

Comment: Please reconcile the disclosure in the Principal Investment Strategies section stating that the Fund will use derivatives to provide a return that approximates the performance of the BNP Paribas Multi-Asset Trend Index (the “BNP Index”) with (i) the Fund’s investment objective, which is to seek total return that exceeds the return of the Credit Suisse Managed Futures Liquid Total Return USD Index (the “Credit Suisse Index”) over a full market cycle and (ii) statement that the Fund is not designed to replicate the performance of any index.

Response: The Fund will consider clarifying language, but respectfully submits that the above-referenced statements are not inconsistent. With respect to the statement in (i) above, the Fund’s investment objective is to seek total return in excess of the Credit Suisse Index, a widely used trend-following index. The Fund will seek to meet this investment objective by investing both in derivatives instruments, the returns of which are based on the performance of the BNP Index (a trend-following index) and in fixed income instruments. With respect to the statement in (ii) above, the Principal Investment Strategies explain that, “[a]lthough a portion of the Fund’s assets may be invested in instruments the performance of which is based on an index, the Fund’s overall portfolio includes other investments” and therefore the Fund is not designed to replicate the performance of any index, including the BNP Index or the Credit Suisse Index.

8.

Comment: Please revise the italicized portions of the following sentences for plain English: (i) “[a]n investment program tied to the Index provides the potential to earn in a risk diversified manner incremental return with relatively lower levels of performance correlation to diversified portfolios of traditional asset classes,” and (ii) “[t]he Index has been designed to reflect investment exposure to persistent trends in price movements of a broad universe of assets across different markets, including domestic, foreign and emerging market equities, sovereign bonds and other debt securities, interest rates, currencies and commodities (e.g., energy and precious and industrial metals).”

Response: The Fund will make the requested change in the 485(b) Filing.

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9.	Comment: Please revise the Principal Investment Strategies disclosure to replace “expects to use” with “will use.”

Response: Where appropriate, the Fund will make the requested changes in the 485(b) Filing.

10.	Comment: Please revise the prospectus to reflect the following sentences as risks rather than investment strategies:

a.

“There can be no assurance that the Index will provide a better measure of momentum or trend investing across the different asset classes represented in the Index than other measures, over any period or over the long term.”

b.

“The Fund is not designed to replicate the performance of any index. Even if the Fund’s investments in derivative instruments perform in-line with the Index, the Fund’s performance will deviate, potentially significantly, from the performance of any index used by the Fund because of, among other factors, the performance of the Fund’s investments in fixed income instruments and the investment, operational and other expenses that the Fund incurs.”

c.	“The longer a portfolio’s effective duration, the more sensitive it will be to changes in interest rates.”

d.

“Generally, lower-rated debt securities offer a higher yield than higher-rated debt securities of similar maturity but are subject to greater risk of loss of principal and interest than higher-rated securities of similar maturity.”

e.	“Because an inverse floater inherently carries financial leverage in its coupon rate, it can change very substantially in value in response to changes in interest rates.”

Response: Where appropriate, the Fund will make the requested changes in the 485(b) Filing.

11.	Comment: Please delete the following sentences because the Staff believes that they would result in a material change in the Fund’s investment strategy without appropriate notice to shareholders.

“DoubleLine Alternatives or the Fund’s Board of Trustees may in their sole discretion and without advance notice to shareholders select, in place of the Index, another trend following index or a basket of investments. The Fund may gain exposure to any substitute index or basket of investments in any manner DoubleLine Alternatives determines appropriate, including those described above with respect to how the Fund may obtain exposure to the Index.”

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Response: The Fund hereby confirms that it would expect to provide notice of the referenced changes to purchasers of the Fund in the form of a prospectus supplement. The Fund respectfully declines, however, to make the requested disclosure change because the current disclosure is intended to reflect the practical limitation that the Fund cannot have any assurance that the sponsor of the BNP Index will continue to calculate, publish and support the BNP Index at all times, or that efficient investment exposure to the BNP Index will remain available to the Fund at all times. The Fund may have little or no advance notice before the BNP Index or investment exposure to the BNP Index becomes unavailable to the Fund, and the referenced disclosure informs investors of that possibility.

12.

Comment: The Staff notes that the Fund anticipates entering into swap transactions with a single counterparty. Please identify the single counterparty by name and disclose any principal risks relating to that particular counterparty.

Response: The Fund will disclose the counterparty (BNP Paribas) in the 485(b) Filing. The Fund does not believe that transacting with BNP Paribas entails risks specific to BNP Paribas or its business, and that represent principal risks of investing in the Fund that are reasonably likely to adversely affect the Fund’s net asset value, yield, or total return. Rather, the Fund discloses the principal risks relating to use of a single or limited number of counterparties.

13.	Comment: The Staff requests that the Fund review the disclosure regarding its principal investment strategies and seek to shorten the disclosure and eliminate repetitive disclosure.

Response: The Fund will make the requested change in the 485(b) Filing.

14.

Comment: With regard to the “The Fund’s Investments in Debt Instruments” disclosure on page 7, please explain why the Fund does not include the risks of REITs, municipal securities, and payment in-kind bonds in the principal risks section if these are identified as principal investment strategies. Alternatively, please add principal risk disclosure regarding these instruments.

Response: The Fund believes its current disclosure regarding REITs, municipal securities, and payment in-kind bonds is appropriate. To the extent investments in such securities entail a principal risk of investing in the Fund, these risks are addressed in the existing principal risk disclosure, including but not limited to the Debt Securities Risk, Credit Risk and Interest Rate Risk factors.

15.

Comment: The Staff notes that section (ix) of “The Fund’s Investments in Debt Instruments” on page 7 states that the Fund may invest in “convertible securities.” If the Fund can invest in contingent convertible securities (“CoCos”) to the level of a principal strategy, the Staff requests that the Fund say that in this section and disclose the corresponding risks of CoCos.

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Response: The Fund does not intend to invest in CoCos as a principal investment strategy. Accordingly, the Fund respectfully declines to add disclosure to the Fund’s Principal Investment Strategies regarding these investments at this time.

16.

Comment: The Staff notes that in the fifth full paragraph on page 8, the Principal Investment Strategies section states that “[i]n managing the Fund’s debt instruments, the portfolio managers typically use a controlled risk approach.” Please add brief disclosure explaining what a “controlled risk approach” is.

Response: The Fund will remove this sentence from page 8. The Fund further notes, however, that the second to last paragraph in the sub-section of Principal Investment Strategies titled “The Fund’s Investments in Debt Instruments” describes the Fund’s controlled risk approach to managing debt instruments. The Fund believes that this appropriately describes what controlled risk approach is in the context of managing debt instruments for the Fund.

17.

Comment: The Principal Investment Strategies section states that “[t]he Fund may pursue its investment objective and obtain exposures to some or all of the asset classes described above by investing in other investment companies . . . .” Please inform the Staff if the Fund will invest in unregistered investment companies. If so, please explain the types of such investments and any upper limits for those investments.

Response: The Fund does not expect to invest in unregistered investment companies (i.e., private funds) as part of its principal investment strategy.

Principal Risks (Item 4)

18.

Comment: The Staff requests that the Fund consider listing the risks based on the order of importance rather than alphabetically, as suggested by the Director of the Division of Investment Management in her October 25, 2018 Investment Company Institute Securities Law Developments Conference speech.

Response: The Fund respectfully declines to make the requested change at this time.

19.	Comment: Please confirm that all of the risks listed under the Principal Risks section are, in fact, the principal risks of investing in the Fund.

Response: The Fund has reviewed the Principal Risks section and confirms that the listed risks represent principal risks of investing in the Fund.

20.

Comment: The Staff notes that “Exchange-Traded Note Risk” is listed as a principal risk. If exchange-traded notes (“ETNs”) are a principal strategy, please add related disclosure to the Principal Investment Strategies section.

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Response: The Fund has confirmed that ETNs are not a principal strategy and will remove this risk in the 485(b) Filing.

21.

Comment: Please consider revising or deleting the following sentence as the Staff believes that this cannot be done without advance notice to shareholders: “If the sponsor of the Index ceases to maintain the Index, the Fund no longer has the ability to utilize the Index to implement its principal investment strategies, or other circumstances exist that the Adviser or the Fund’s Board of Trustees concludes substantially limit the Fund’s ability to create cost-effective synthetic investment exposure to the Index, the Adviser or the Fund’s Board of Trustees may substitute the Index with another index that it chooses in its sole discretion and without advance notice to shareholders.”

Response: Please refer to the Fund’s response to comment 12 above.

22.

Comment: The Staff notes that “Models and Data Risk” is listed as a principal risk. If this is a principal strategy, please add related disclosure to the Principal Investment Strategies section or explain why this is not appropriate.

Response: The Fund notes that the sub-section of Principal Investment Strategies titled “The BNP Paribas Multi-Asset Trend Index” describes how the Index’s composition is determined using historical trends, weighting constraints and targeted volatility levels, among other measures. The Fund believes that this appropriately indicates that the Fund is exposed to the risks of using models and data in investing in the BNP Index as part of the Fund’s principal investment strategies.

23.

Comment: The Staff notes that the Fund refers to the risk of frequent trading under Portfolio Turnover Risk. If this is a principal strategy, please add related disclosure to the Principal Investment Strategies section.

Response: The Fund will add the following disclosure to Principal Investment Strategies in the 485(b) Filing:

Portfolio investments may be sold at any time. By way of example, sales may occur when the Fund’s portfolio managers determine to take advantage of what the portfolio managers consider to be a better investment opportunity, when the portfolio managers believe the portfolio investments no longer represent relatively attractive investment opportunities, when the portfolio managers perceive deterioration in the credit fundamentals of the issuer, or when the individual security has reached the portfolio managers’ sell target. The portfolio managers may engage in active and frequent trading of the Fund’s portfolio investments. To the extent that they do so, the Fund may incur greater transaction costs and may make greater

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distributions of income and gains, which will be taxable to shareholders who do not hold their shares through a tax-advantaged or tax-deferred account.

Performance

24.

Comment: Please explain to the Staff which index will be the benchmark index used in the average annual total return table. If it will be the Credit Suisse Index identified in the Fund’s Investment Objective, please explain to us why such index is an appropriate index for the Fund.

Response: The Fund confirms that the Fund intends to use the Credit Suisse Index as the Fund’s benchmark index. The Fund believes this is an appropriate index because it is a widely used trend-following index and provides a useful means of evaluating the Fund’s performance.

Principal Investment Strategies and Principal Risks (Item 9)

25.	Comment: Please incorporate the applicable comments above provided for Item 4’s Principal Investment Strategies and Principal Risks to this section as well.

Response: The Fund will make conforming changes in line with its responses to the referenced comments in the 485(b) Filing.

26.

Comment: Please confirm if the list of indices in the table under Description of the BNP Paribas Index Methodology is as of a certain date, and if so, please disclose such date. In addition, if such list is as of a certain date and is expected to change, please explain why it is appropriate to include if it will become out-of-date frequently.

Response: The Fund will make the requested change in the 485(b) Filing.

27.	Comment: Please use full names rather than abbreviations of currencies listed in the table of BNP Paribas Index Components and Currencies under Description of the BNP Paribas Index Methodology.

Response: The Fund will make the requested change in the 485(b) Filing.

28.	Comment: Please disclose what the abbreviations refer to in the table of BNP Paribas Index Component – Commodities under Description of the BNP Paribas Index Methodology.

Response: The list of Index component commodities does not include abbreviations. Rather, the list discloses the names of the commodities themselves, which include futures contract

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exchange symbols. The Fund will include in the 485(b) Filing disclosure clarifying the commodities to which the futures contracts relate.

29.	Comment: Please disclose what each abbreviation refers to in the table of BNP Paribas Index Component and Credit Index under Description of the BNP Paribas Index Methodology.

Response: The Fund will make the requested change in the 485(b) Filing.

30.	Comment: Please revise the second paragraph under Investment Company and Exchange-Traded Fund Risk, to account for regulations that have been adopted related to Rule 12d1-2.

Response: The Fund will make the requested change in the 485(b) Filing.

31.	Comment: Please revise the second to last paragraph under Advisory and Sub-Advisory Agreements to include reference to the Board’s approval of the Subsidiary’s advisory agreement.

Response: The Fund will make the requested change in the 485(b) Filing.

32.	Comment: Please confirm that the Fund intends to file the license agreement as an exhibit to the registration statement.

Response: The Fund intends to file as an exhibit to the registration statement any sub-license agreement related to the Index into which it enters.

33.

Comment: The Staff notes that in the third paragraph under Additional Information on page 37, the Fund states: “Neither this Prospectus, the SAI, nor the Fund’s registration statement, is intended, or should be read, to be or to give rise to an agreement or contract between the Trust or the Fund and any shareholder, or to give rise to any rights in any shareholder or other person other than any rights under federal or state law that may not be waived.” Please delete “other than any rights under federal or state law that may not be waived.”

Response: The Fund respectfully declines to make the requested change at this time.

How to Redeem Shares

34.

Comment: The How to Redeem Shares – General Information section states: “If any portion of the shares to be redeemed represents an investment made by check or electronic funds transfer through the ACH network, the Fund may delay the payment of the redemption proceeds until the transfer agent is reasonably satisfied that the purchase amount has been collected.” The Staff requests that the Fund delete “electronic funds transfer through the ACH network.”

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Response: The Fund will make the requested change in the 485(b) Filing.

Statement of Additional Information (“SAI”)

35.

Comment: The Fund has a fundamental investment policy prohibiting the Fund from purchasing any security if as a result 25% or more of the Fund’s total assets (taken at current value) would be invested in a single industry. Please add disclosure that the Fund will consider the holdings of any underlying funds in which it invests when assessing compliance with this concentration policy.

Response: The Fund is not aware of any requirement to “look through” its investments in an underlying fund to the underlying securities held by the underlying fund for purposes of determining compliance with its policy on concentration. The Fund thus respectfully declines to add disclosure regarding the consideration of the holdings of any underlying funds in which it invests.

36.

Comment: The Staff notes that the Fund will be getting most of its investment exposure through a swap with a single counterparty and that the Fund states “derivatives counterparties are not considered to be part of any industry.” Please explain why it is appropriate not to consider derivative counterparties to be part of an industry.

Response: The Fund notes that this language is intended to address the fact that, when the Fund enters into derivatives transactions with a counterparty, it will do so in order to gain exposure to the security or other reference asset underlying the derivative, and not to the counterparty itself, and therefore the Fund generally looks to the issuer of the reference asset (or the issuers of the assets comprising the reference asset) rather than to the counterparty as the issuer for purposes of its industry concentration policy. The value of a derivatives instrument typically changes in response to changes in the value of the underlying security, index, commodity, or reference asset, and/or, potentially, changes in the relevant industry, if any, of the issuer of the underlying security, index, commodity, or reference asset or of the issuers of the assets comprising the reference asset, and changes relatively little in response to factors affecting the industry of which the counterparty is a part. For those reasons, while a derivatives transaction may give rise to exposure to the industry, if any, of the issuer of the reference asset or of the issuers of the assets comprising the reference asset, exposure to a counterparty should not be seen to give rise to industry concentration concerns comparable to those that might arise in connection with an investment by the Fund in the equity or debt securities of the counterparty. Further, to the extent that a swap counterparty has a material mark-to-market payment obligation to the Fund, the Fund expects the counterparty will have a contractual obligation to pay margin into a tri-party arrangement with the Fund’s custodian.

37.	Comment: The Fundamental Investment Policies section states that “the Fund takes the position that mortgage-backed securities and asset-backed securities, whether government-

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issued or privately issued, do not represent interests in any particular industry or group of industries, and therefore the 25% concentration restrictions noted above do not apply to such securities.” The Staff’s view is that investments in privately issued asset-backed and mortgage-backed securities must be counted for purposes of a fund’s industry concentration policy. Please revise the noted statement accordingly.

Response: The Fund respectfully declines to make the requested change. The Fund is not aware of any published guidance from the Commission or its Staff that establishes that mortgage-backed securities or asset-backed securities are part of an industry. In addition, the Fund notes that the referenced disclosure is consistent with the position taken and disclosed by a number of other registered investment companies.

General

38.

Comment: The Staff notes that the “The Fund’s Investments in Commodities” disclosure on page 8 refers to the Fund’s anticipated investments in one or more subsidiary private investment vehicles organized outside of the United States (the “Subsidiary”). If the Fund will invest no more than 25% of its assets in the Subsidiary, the Staff requests that the Fund include such disclosure in this paragraph.

Response: The Fund will make the requested change in the 485(b) Filing.

39.	Comment: If accurate, please disclose in the Principal Investment Strategies section that the Subsidiary is wholly-owned by the Fund.

Response: The Fund will make the requested change in the 485(b) Filing.

40.

Comment: With regard to the Fund’s anticipated investment into the Subsidiary, please disclose that the Fund and the Subsidiary will meet the following requirements of the 1940 Act: Section 8 with respect to investment policies (on a consolidated basis); Section 18(f) with respect to capital structure (on a consolidated basis); and Section 17 with respect to affiliated transactions and custody of the Fund’s assets. Please also confirm that the terms of the Subsidiary’s investment advisory agreement will include those provisions required of investment advisory contracts of registered investment companies by Section 15 of the 1940 Act. Please file the Subsidiary’s investment advisory agreement as an exhibit to the Trust’s registration statement. In addition, please identify the Subsidiary’s custodian.

Response: The Fund and the Subsidiary intend to comply with the cited provisions of the 1940 Act, on a consolidated basis, where noted. The Fund confirms that the Subsidiary’s investment advisory agreement contains those provisions required of investment advisory contracts of registered investment companies by Section 15 of the 1940 Act and that it intends to file the investment advisory agreement as an exhibit to its registration statement. The Fund

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respectfully declines to add statements to this effect to its registration statement. U.S. Bank, N.A. has been retained to provide custodial services to the Fund and the Subsidiary.

41.	Comment: Please disclose any of the Subsidiary’s principal strategies or principal risks that constitute principal strategies or principal risks of the Fund.

Response: The Fund submits that the investment strategies and risks of the Subsidiary will be substantially similar to investment strategies and risks of the Fund, except that the Subsidiary does not ordinarily expect to have significant cash assets available to invest in securities or instruments other than commodity-related investments. The Fund believes that its current disclosure appropriately characterizes the investment strategies and risks of the Subsidiary.

42.	Comment: Please confirm that the Subsidiary’s financial statements will be consolidated with the Fund’s financial statements.

Response: The Fund confirms that it expects to file financial statements that have been consolidated with the Subsidiary’s financial statements.

43.

Comment: Please confirm that the Subsidiary’s management fee, including any performance fee, will be included in the Management Fee line in the Annual Fund Operating Expenses table and the Subsidiary’s other expenses will be included in the table’s Other Expenses line.

Response: The Fund provides the requested confirmation.

44.

Comment: Please confirm that the Subsidiary and its board of directors have agreed to designate an agent for service of process in the United States and have agreed to inspection of the Subsidiary’s books and records by the Staff.

Response: The Fund expects the Subsidiary’s board of directors to appoint an agent for service of process in the United States. The Fund intends to cause the Subsidiary’s books and records to be made available for inspection by the Staff upon request.

45.	Comment: Please confirm that an Opinion and Consent of Counsel with respect to the legality of the shares being issued will be filed for this new series.

Response: The Fund confirms that a legal opinion relating to the Fund’s shares will be filed with the 485(b) Filing.

*    *    *    *    *    *

We believe that this submission fully responds to your comments. Please feel free to call me at (415) 315-6374 if you have any questions regarding the foregoing.

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Very truly yours,

/s/ Chelsea Childs

Chelsea Childs

cc:	Adam D. Rossetti, Esq.

Timothy W. Diggins, Esq.

Jeremy C. Smith, Esq.